# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FirstEnergy Corp., CIK 0001031296
CUSIP: 337932107
Title of class of securities: Common Stock, par value $0.10
Address of issuer's principal executive offices: 341 White Pond Drive, Akron, Ohio (OH), 44320
Date of event which requires filing of this statement: 08/22/2025
Filed by CIK 0001404073
Persons authorized to receive notices and communications: John G. Finley, Blackstone Inc., 345 Park Avenue, New York, New York (NY), 10154, (212) 583-5000

## Reporting persons
- Blackstone Holdings III L.P. (CIK 0001404073): type of reporting person: partnership (PN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 28,832,099; shared voting power 0; sole dispositive power 28,832,099; shared dispositive power 0; aggregate amount beneficially owned 28,832,099 (4.99% of the class)
- BIP Securities II-B L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 25,096,082; shared voting power 0; sole dispositive power 25,096,082; shared dispositive power 0; aggregate amount beneficially owned 25,096,082 (4.35% of the class)
- BIP-V Securities II-B L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 3,736,017; shared voting power 0; sole dispositive power 3,736,017; shared dispositive power 0; aggregate amount beneficially owned 3,736,017 (0.65% of the class)
- BIP Holdings Manager L.L.C. (CIK 0001770015): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 28,832,099; shared voting power 0; sole dispositive power 28,832,099; shared dispositive power 0; aggregate amount beneficially owned 28,832,099 (4.99% of the class)
- Blackstone Infrastructure Associates L.P. (CIK 0001770053): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 28,832,099; shared voting power 0; sole dispositive power 28,832,099; shared dispositive power 0; aggregate amount beneficially owned 28,832,099 (4.99% of the class)
- BIA GP L.P. (CIK 0001770017): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 28,832,099; shared voting power 0; sole dispositive power 28,832,099; shared dispositive power 0; aggregate amount beneficially owned 28,832,099 (4.99% of the class)
- BIA GP L.L.C. (CIK 0001770016): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 28,832,099; shared voting power 0; sole dispositive power 28,832,099; shared dispositive power 0; aggregate amount beneficially owned 28,832,099 (4.99% of the class)
- Blackstone Holdings III GP L.P. (CIK 0001478809): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 28,832,099; shared voting power 0; sole dispositive power 28,832,099; shared dispositive power 0; aggregate amount beneficially owned 28,832,099 (4.99% of the class)
- Blackstone Holdings III GP Management L.L.C. (CIK 0001478815): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 28,832,099; shared voting power 0; sole dispositive power 28,832,099; shared dispositive power 0; aggregate amount beneficially owned 28,832,099 (4.99% of the class)
- Blackstone Inc. (CIK 0001393818): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 28,832,099; shared voting power 0; sole dispositive power 28,832,099; shared dispositive power 0; aggregate amount beneficially owned 28,832,099 (4.99% of the class)
- Blackstone Group Management L.L.C. (CIK 0001404071): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 28,832,099; shared voting power 0; sole dispositive power 28,832,099; shared dispositive power 0; aggregate amount beneficially owned 28,832,099 (4.99% of the class)
- Stephen A. Schwarzman (CIK 0001070844): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 28,834,842; shared voting power 0; sole dispositive power 28,834,842; shared dispositive power 0; aggregate amount beneficially owned 28,834,842 (4.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.10
Name of issuer: FirstEnergy Corp.
Address of issuer's principal executive offices: 341 White Pond Drive, Akron, Ohio (OH), 44320
Comment:
Explanatory Note

This Amendment No. 3 ("Amendment No. 3") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on December 23, 2021 (as amended, the "Schedule 13D") with respect to the common stock, par value $0.10 per share ("Common Stock") of FirstEnergy Corp. (the "Issuer"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 13D. This Amendment No. 3 is being filed to update the aggregate percentage of the Issuer's Common Stock beneficially owned by the Reporting Persons due to dilution caused by the Issuer's issuance of additional Common Stock from time to time since the date of the filing of the Schedule 13D and not in connection with a disposition of any Common Stock by the Reporting Persons. As of the date hereof, the Reporting Persons no longer beneficially own more than 5% of the outstanding Common Stock of the Issuer.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Schedule I attached to this Amendment No. 3.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages is incorporated by reference into this Item 5.

The information presented herein sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, based on 577,403,931 shares of Common Stock outstanding as of June 30, 2025, based on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on July 30, 2025.

BIP Securities is the record holder of 25,096,082 shares of Common Stock, BIP-V Securities is the record holder of 3,736,017 shares of Common Stock and Mr. Schwarzman is the record holder of 2,743 shares of Common Stock.

BIP Holdings Manager L.L.C. is the general partner of BIP Securities and BIP-V Securities. Blackstone Infrastructure Associates L.P. is the managing member of BIP Holdings Manager L.L.C. BIA GP L.P. is the general partner of Blackstone Infrastructure Associates L.P. BIA GP L.L.C. is the general partner of BIA GP L.P. Blackstone Holdings III L.P. is the sole member of BIA GP L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. Blackstone Inc., a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone Inc.'s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed in Schedule I to the Schedule 13D beneficially owns any shares of Common Stock, other than John G. Finley who beneficially owns 1,477 shares of Common Stock, Reginald J. Brown who beneficially owns five shares of Common Stock and Rochelle B. Lazarus who beneficially owns 13,000 shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: During the past 60 days, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the individuals listed in Schedule I to the Schedule 13D, has effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Solely due to an increase in the outstanding Common Stock, as of the date hereof, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Common Stock.

## Signatures
- Blackstone Holdings III L.P.: By: Blackstone Holdings III GP L.P., its general partner, By: Blackstone Holdings III GP Management L.L.C., its general partner, /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (08/22/2025)
- BIP Securities II-B L.P.: By: BIP Holdings Manager L.L.C., its general partner, /s/ Christopher Placca, Christopher Placca, Managing Director (08/22/2025)
- BIP-V Securities II-B L.P.: By: BIP Holdings Manager L.L.C., its general partner, /s/ Christopher Placca, Christopher Placca, Managing Director (08/22/2025)
- BIP Holdings Manager L.L.C.: /s/ Christopher Placca, Christopher Placca, Managing Director (08/22/2025)
- Blackstone Infrastructure Associates L.P.: By: BIA GP L.P., its general partner, By: BIA GP L.L.C., its general partner, /s/ Christopher Placca, Christopher Placca, Managing Director (08/22/2025)
- BIA GP L.P.: By: BIA GP L.L.C., its general partner, /s/ Christopher Placca, Christopher Placca, Managing Director (08/22/2025)
- BIA GP L.L.C.: /s/ Christopher Placca, Christopher Placca, Managing Director (08/22/2025)
- Blackstone Holdings III GP L.P.: By: Blackstone Holdings III GP Management L.L.C., its general partner, /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (08/22/2025)
- Blackstone Holdings III GP Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (08/22/2025)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (08/22/2025)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (08/22/2025)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (08/22/2025)